[Letterhead of Simpson Thacher & Bartlett llp]

December 20, 2004

VIA COURIER AND EDGAR

Re:	Celanese Corporation — Registration Statement on Form S-1,
File No.: 333-120187 (the “Registration Statement”)

Pamela A. Long
Lesli Sheppard
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Long and Ms. Sheppard:

On behalf of Celanese Corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 14, 2004 (the “comment letter”) relating to Amendment No. 1 to the Registration Statement, as filed by the Registrant on December 10, 2004 (“Amendment No. 1”).  The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and generally updates financial and other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of Amendment No. 2.

General

1.                           We note your response to our prior comment 8.  Although you have now deleted the discussion of financial information from your summary, please consider balancing the remainder of the information in your summary section by disclosing information concerning your leveraged position and how much of your revenues in 2003 were attributed to acquisitions.

The Registrant has revised its disclosure on page 3 in response to the Staff’s comment.  In addition, the Registrant respectfully advises the Staff that the Registration Statement discloses that the net sales increased by approximately 8% in 2003 as compared to 2002  due to the inclusion of the emulsions business acquired at year-end 2002.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—2003 Compared with 2002.”

2.                           We note your reference to new senior credit facilities and your disclosure at page 176.  Please update the information disclosed, to the extent that there have been developments concerning these credit facilities.  Please also disclose the syndicate leader (or leaders), if already determined.

The Registrant notes the Staff’s comment and respectfully advises the Staff that there have been no material developments relating to the new senior credit facilities to date.  The Registrant will update the disclosure in future pre-effective amendments to the Registration Statement to reflect any material developments.

Use of Proceeds; page 42

3.                           We note your response to our prior comment 18.  Please revise further to limit the information you disclose to only the matters called for by Instruction 4 to Item 504 of Regulation S-K.  Alternatively, consider using descriptive subheadings to guide readers through this extensive disclosure.  Also, please clarify exactly what you will repay.  For example, you say that you will use $199 million for the partial redemption of Senior Discount Notes, but then state that you have $163 million of 10% Series A Senior Discount Notes and $690 million of 10½% Series B Senior Discount Notes.

The Registrant has revised its disclosure on pages 43 through 45 in response to the Staff’s comment.

Unaudited Pro Forma Financial Information, pages 46-56

4.                           We note your response to our comment 21 in which you advised us that you will complete the earnings per share disclosure as explained in footnote (i) on page 59 in a future pre-effective amendment to the Registration Statement.  Please also confirm to us that your calculation is in conformity with SAB Topic 1B3.

The Registrant respectfully advises the Staff that the Registrant will complete the earnings per share disclosure in a future pre-effective amendment to the Registration

Statement.  The Registrant also confirms that its calculation will be in conformity with SAB Topic 1B3.

Management’s Discussion and Analysis
Financial Highlights, page 70

5.                           We note that you have presented combined nine months ended September 30, 2004 information throughout your Financial Highlights.  Revise your discussion to talk about each of the predecessor and successor periods in 2004 individually.  In this regard, the combined presentation is not meaningful because of the significant changes in the basis of presentation in April 2004 and should therefore be deleted.  You may discuss your pro forma results of operation for 2004 if you believe that this will help investors understand your results of operations in 2004.

The Registrant has revised its disclosure on pages 72 through 74 in response to the Staff’s comments above and as discussed on the conference call on December 15, 2004.

Liquidity; page 102

6.                           Please expand your discussion to disclose your liquidity on a long-term and short-term basis.  See Instruction 5 to Item 303(a)(1) of Regulation S-K.

The Registrant has revised its disclosure on page 105 in response to the Staff’s comment.

Covenant levels and ratios, page 107

7.                           Expand your covenant disclosures to define and to calculate “consolidated net debt” and “consolidated net bank debt”.

The Registrant has revised its disclosure on pages 112 and 113 in response to the Staff’s comment.

Adjusted EBITDA, page 108

8.                           We note the revisions you made with regard to prior comment 6.  Expand your disclosures to define and to calculate “special charges”.

The Registrant has revised its disclosure on pages 111 and 112 in response to the Staff’s comment.

Stock Incentive Plan; page 165
Deferred Compensation Plan; page 166

9.                           Please file these plans as exhibits after you have adopted them.

The Registrant respectfully advises the Staff that the Registrant will file the plans as exhibits to a future pre-effective amendment to the Registration Statement after the plans are adopted.

Employment Agreements; page 167

10.                     Please file as exhibits the employment agreements disclosed here.  For any agreements not yet signed, please file after the agreements are signed.

The Registrant respectfully advises the Staff that the Registrant will file the employment agreements as exhibits to a future pre-effective amendment to the Registration Statement after the agreements are executed.

Transaction and Monitoring Fee Agreement; page 171

11.                     We note your disclosure that the Advisor will waive in part its right to receive the lump sum payment payable in the event of an initial public offering.  Please state affirmatively whether the Advisor has waived this right and quantify any amounts payable to the Advisor.  If true, please update your Use of Proceeds if such amounts will be payable with proceeds of this offering.  Also, please update your disclosure for any recent developments with respect to amendments to this agreement.

The Registrant has revised its disclosure on pages 174 and 175 in response to the Staff’s comment.  The Registrant respectfully advises the Staff that the Registrant does not expect to use the proceeds of the offering to make any payments to the Advisor in connection with the transaction and monitoring fee agreement. The Registrant will update the disclosure in future pre-effective amendments to the Registration Statement to reflect any material developments.

Underwriters; page 194

12.                     Disclose the fees paid to Morgan Stanley, Banc of America Securities and affiliates for the services you disclose on page 196 in the second full paragraph.  Clarify whether any amount of these fees would be considered by the NASD to be underwriting compensation for purposes of NASD’s Rules of Fair Practice, as required by Item 508(e) of Regulation S-K.

The representatives have advised the Registrant that the underwriters have filed with the National Association of Securities Dealers (the “NASD”) pursuant to the NASD Corporate Financing Rule, and NASD review of the offering is in process.  The Registrant will disclose all amounts deemed underwriting compensation by the NASD in a future pre-effective amendment to the Registration Statement.  The Registrant respectfully submits that disclosure of fees received by the underwriters and their affiliates from the Registrant and subsidiaries of the Registrant in offerings and other transactions unrelated to the present offering, which amounts are generally excluded from the NASD definition of “items of value” and hence from underwriting compensation, is not required or customary and would not be material to investors.

13.                     Disclose the criteria that the representatives will use in determining whether to consent to waiving the 180-day lock-up agreement.

The representatives have advised the Registrant that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual’s or entity’s request for such a waiver.  Therefore, the representatives believe that any additional disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by the representatives to waive lock-up restrictions in this transaction.  In addition, the representatives have advised the Registrant that they do not expect to waive the terms of the lock-up agreements.

14.                     Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division’s Office of Chief Counsel has reviewed and approved these procedures.  If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

The underwriters have advised the Registrant that, except as set forth below, they do not intend to use any means of distributing or delivering the final prospectus other than by hand or the mails, or to use any forms of final prospectus other than printed prospectuses.  However, the preliminary prospectus may be made available in connection with internet roadshows as discussed below.  In addition, one or more underwriters may make the preliminary prospectus in electronic format available on the web sites maintained by such underwriters.

Lehman Brothers has advised the Registrant that their electronic distribution procedures, conducted through iTicket, have been reviewed and approved by the Staff member Kristina Wyatt (formerly Schillinger) on behalf of the Securities and Exchange Commission (the “Commission”).  Kristina Wyatt has indicated that Lehman Brothers is now on the “approved” list and should no longer draw detailed comments about their electronic procedures.  Lehman Brothers will be following the same procedures that have been cleared by Ms. Wyatt in connection with the Stolt Offshore offering.

As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS Securities LLC and UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its DealKey(SM) System (described below).  To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format.  No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933 has been prepared and filed with the Commission.

UBS Securities LLC has advised the Registrant that, in addition to distributing prospectuses electronically through DealKey(SM), as discussed below, it may send prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.

UBS Securities LLC intends to make the preliminary prospectus available to certain of its customers through DealKey(SM), a section of UBS Securities LLC’s website.  UBS Securities LLC will accept indications of interest from those certain customers through DealKey(SM) but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering.  The DealKey(SM) section is separate from UBS Securities LLC’s publicly available website as access to DealKey(SM) is password-protected.  UBS Securities LLC customers may obtain password access to DealKey(SM) upon request.  UBS Securities LLC currently limits access to DealKey (SM) in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A.  DealKey(SM) contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page.  The offering summary page will contain only Rule 134 information pertaining to the offering and a hyperlink to the preliminary prospectus.  The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer.  UBS Securities LLC has further advised the Registrant that Ms. Kristina Wyatt has reviewed UBS Securities LLC’s electronic offering procedures.  UBS Securities LLC continues to employ the same procedures as those reviewed by Kristina Wyatt.

15.                     Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement.  Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website.  Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Except as set forth below, neither the Registrant nor any of the underwriters has any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through Yahoo! Inc. (www.netroadshow.com) and Williams Communications (www.roadshowlink.com).  While the underwriters may agree with these service providers to conduct an internet roadshow, the purpose of these agreements is not specifically to host or access the preliminary prospectus.  The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person.  As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site.  Yahoo! Inc. and Williams Communications have informed the underwriters that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

16.                     We note that you are doing a directed share program.  If so, please confirm, if true, that:

•         Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

•         No offers were made prior to the filing of the registration statement;

•         Offers were made only with the prospectus; and

•         No funds have been or will be committed or paid prior to effectiveness of the registration statement.

Also, if you are doing a directed share program, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you sent to the directed share program participants.

The Registrant confirms that

•         the offers and sales in the directed share program will be on the same terms as those offered to the general public;

•         no offers were made prior to the filing of the registration statement;

•         offers will be made only with the prospectus; and

•         no funds have been or will be committed or paid prior to effectiveness of the registration statement.

Participants in the directed share program will enter into a 180-day lock-up agreement.  Attached as Exhibit A to the hardcopy of this letter are copies of the materials to be sent to the directed share program participants.

Celanese Consolidated Balance Sheet, pages F-4 and F-72

17.                     We note your response to our comment 37 in which you advised us that you will present pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distributions in a future pre-effective amendment to the Registration Statement.

The Registrant respectfully advises the Staff that the Registrant will complete the disclosure in a future pre-effective amendment to the Registration Statement.

Note 27.  Business and Geographical Segments, page F-66 - F-69
Note 17.  Business and Geographical Segments, page F-109 - F-110

18.                     We note your response to our comment 38; however we were unable to locate the disclosure added in response to this comment.  As requested, please expand your disclosures to include product information as differentiated by your business lines or tell us how your current disclosure complies with paragraph 37 of SFAS 131.  If changes were made, please tell us where we can locate these changes in your filing.

In response to the Staff’s comments above and as discussed on the conference call on December 15, 2004, the Registrant has previously expanded the disclosure in the “Business” section of the Registration Statement to include additional information on 2003 sales to external customers (see page 132).  In addition, beginning with the Registrant’s 2004 annual consolidated financial statements, the Registrant will update the segment footnote to include this information.

* * * * * * *

Please call me (212-455-3189) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Edward P. Tolley III

Edward P. Tolley III